SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Mycogen Corporation
                                (Name of Issuer)

                          Common Stock $ .001 Par Value
                         (Title of Class of Securities)

                                    628452104
                                 (CUSIP Number)

                          Dan Cornelison, 515/248-4823,
              400 Locust St., 700 Capital Sq., Des Moines, IA 50309
                  (Name, Address and Telephone number of person
                Authorized to Receive Notices and Communications)

                                December 2, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d -1(a) for other parities to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1. Name of Reporting Person, S.S. or I.R.S. Identification No. of above Person:
   Pioneer Hi-Bred International, Inc. (shares held by a wholly owned subsidiary Pioneer Overseas Corporation, 42-1134927) 42-0470520
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2. Check the appropriate box if a member of a Group:  Not Applicable   a.____
                                                                       b.____
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3. SEC use only
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4. Source of Funds*:  00 (Company Funds)
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5. Check box if disclosure of legal proceedings is required pursuant to items
   2(d) or 2(e):  Not Applicable
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6. Citizenship or Place of Organization:  Iowa Corporation
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Number of shares      7.  Sole Voting Power:  2,000,000
                      ----------------------------------------------------------
beneficially owned    8.  Shared Voting Power:  Not Applicable
                      ----------------------------------------------------------
each reporting        9.  Sole Dispositive Power:  2,000,000
                      ----------------------------------------------------------
person with           10. Shares Dispositive Power:  Not Applicable
                      ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by each Reporting Person:  2,000,000
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12. Check box if the Aggregate amount in row (11) excluded certain shares*:____
    Not Applicable
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13. Percent of Class Represented by amount in row (11):  6.5
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14. Type Of reporting Person*:  CO




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                                  SCHEDULE 13D

Item 1.        Security and Issuer.
               This Schedule 13D relates to Common Stock, $.001 par value ("Common Stock"), of Mycogen Corporation, a California Corporation ("Mycogen"), the principal executive offices of which are located at 5501 Oberlin Drive, San Diego, California 92121.

Item 2.        Identity and Background.
               Pioneer Hi-Bred International, Inc. ("Pioneer"), the reporting person, is an Iowa Corporation. Pioneer develops, produces and markets a full line of seeds, microbial products and services to farmers, grain processors and other customers. The address of its principal office is 400 Locust Street, 700 Capital Square, Des Moines, Iowa 50309. Pioneer owns the shares through a wholly owned subsidiary, Pioneer Overseas Corporation ("POC") an Iowa Corporation. POC is a holding company for shares of companies owned by Pioneer.

               The information required by Item 2 with respect to the executive officers, and directors of Pioneer is as follows:

Charles S. Johnson, President & Chief Executive Officer and Director of Pioneer and Vice President and Director of POC

Jerry L. Chicoine, Senior Vice President, Chief Financial Officer & Corporate Secretary to the Board and Vice President and Director of POC

John D. James, Senior Vice President of Pioneer

Dr. Richard McConnell, Senior Vice President & Director of Research of Pioneer

Wayne L. Beck, Vice President-Supply Management of Pioneer

Carrol D. Bolen, Vice President-Legal and Governmental Affairs

Dr. Anthony J. Cavalieri, Vice President & Director of Trait and Technology Development of Pioneer

Jack A. Cavanah, Vice President & Director of Corn Research of Pioneer

Dwight G. Dollison, Vice President & Treasurer of Pioneer and Treasurer of PO

Andre Faget, Vice President & Director of Operations/South Europe of Pioneer

Thomas M. Hanigan, Vice President & Director of Information Management/Business Information Services of Pioneer

Brian G. Hart, Vice President & Corporate Controller of Pioneer and Assistant Treasurer of POC

James R. Houser, Vice President & Director of Nutrition and Industry Markets of Pioneer

Dr. Hector R.R. Laurence, Vice President & Director of Operations/S.A., C.A., Caribbean of Pioneer

Mary A. McBride, Vice President-Marketing of Pioneer

Dr. James E. Miller, Vice President & Director of Oilseeds and Field Crops Research of Pioneer

Paul E. Schickler, Vice President & Director of Resource Planning of Pioneer

Harold F. Thorne, Vice President & Director of Operations/Africa, Middle East, Asia, China of Pioneer

John T. Watson, Vice President & Director of Operations/CIS, Oceania, Turkey of Pioneer and Vice President and Director of POC

Robert K. Wichmann, Vice President-North American Seed Sales of Pioneer

Doug Smith, Corporate attorney for Pioneer and Assistant Secretary and Director of POC

Michael A. Davis, Corporate attorney for Pioneer and Secretary of POC

The business address of the above persons is: 400 Locust Street, 700 Capital Square, Des Moines, IA 50309.






The following are Directors of Pioneer:

Dr. Ray A. Goldberg - Since July, 1970, Dr. Goldberg has been Moffett Professor of Agriculture and Business, Harvard University Graduate School of Business Administration. His business address is: Harvard University, Graduate School of Business Administration, Soldiers Field, Boston, MA 02163.

Dr. F. Warren McFarlan - Dr. McFarlan has been the Ross Graham Walker Professor of Business Administration, Harvard University Graduate School of Business Administration and tenured since 1973. His business address is: Harvard University, Graduate School of Business Administration, Soldiers Field, Baker 185, Boston, MA 02163.

Dr. Owen J. Newlin - From 1978 to 1993, Dr. Newlin served in an executive position with the Company. Dr. Newlin retired as Senior Vice President of the Company in April, 1993. Dr. Newlin is a Director of Boatman's Bank, Iowa, N.A. and Central Iowa Health System (a non-profit hospital), each of Des Moines, Iowa. His business address is: 3315 48th Place, Des Moines, IA 50310.

Thomas N. Urban - Mr. Urban is currently Chairman of the Board of the Company. Mr. Urban is a Senior Lecturer at Harvard Graduate School of Business. His business address is: Harvard University, Graduate School of Business Administration, Soldiers Field, Baker Library 186, Boston, MA 02163.

Dr. Pedro M. Cuatrecasas - Since 1989, Dr. Cuatrecasas has served as Vice President of Warner-Lambert Company, Morris Plains, New Jersey (a pharmaceutical company), and as President of its Pharmaceutical Research Division in Ann Arbor, Michigan. His business address is: Parke-Davis Company, Pharmaceutical Division, 2800 Plymouth Road, Ann Arbor, MI 48106-1047.

Fred S. Hubbell - Mr. Hubbell is Chairman and Chief Executive Officer of Equitable of Iowa Companies, Des Moines, Iowa (a life insurance and annuities company). His business address is: Equitable of Iowa Companies, 604 Locust, P.O. Box 1635, Des Moines, IA 50306.

H. Scott Wallace - Since 1992, Mr. Wallace has been a criminal justice and government relations consultant, primarily as Special Counsel for the National Legal Aid and Defender Association (a nonprofit educational association of lawyers). His business address is: 1625 "K" Street, Suite 800, Washington, DC 20006.

Herman H.F. Wijffels - Since 1986, Mr. Wijffels has been Chairman of the Executive Board of Rabobank Nederland, The Netherlands (a cooperative banking organization doing business internationally). His business address is: Rabobank Nederland, Croeselaan 18, Postbus 17100, 3500 HG Utrecht, The Netherlands.

Nancy Y. Bekavac - Since July, 1990, Ms. Bekavac has been President of Scripps College, Claremont, California. Her business address is: Scripps College, 1030 Columbia Avenue, Claremont, CA 91711.

C. Robert Brenton - Since 1990, Mr. Brenton has been Chairman of the Board of Brenton Banks, Inc., and is currently a Director of Brenton Banks, Inc., Des Moines, Iowa. His business address is: Brenton Banks, Inc. Box 961, Des Moines, IA 50304.

Luiz Kaufmann - Since November, 1993, Mr. Kaufmann has been the President and CEO of Aracruz Celulose S.A., Rio de Janeiro, Brazil (a pulp producer). His business address is: Aracruz Celulose S.A., Rua Lauro Muller, 116, 40th Floor, Rio de Janeiro, Brazil.

Dr. Virginia Walbot - Since 1989, Dr. Walbot has been a Professor at Stanford University's Department of Biological Sciences, Stanford, California. Her business address is: Stanford University, Department of Biological Sciences, Stanford, CA 94305.

Fred W. Weitz - Mr. Weitz is President of Essex Meadows, Inc., Des Moines, Iowa (an operator of proprietary retirement communities and owner of commercial real estate). From 1964 to 1995, Mr. Weitz was the President of The Weitz Corporation, Des Moines, Iowa (a building construction and real estate development company). His business address is: Essex Meadows, Inc., 800 Second Avenue, Des Moines, IA 50309.

        None of Pioneer, POC, nor any of the persons named above, has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the past five years.

        None of Pioneer, POC, nor any of the persons named above, has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

        All persons named above are U.S. citizens except Herman Wijffels of The Netherlands; Luiz Kaufmann of Brazil; Andre Faget of France; and Hector Laurence of Argentina.

Item 3. Source and Amount of Funds or Other Consideration.
               The stock was purchased for $30 million with Pioneer funds.

Item 4.        Purpose Of Transaction
               The purpose of the transaction is for investment and is related to a research collaboration. The research collaboration will focus on using Bacillus thuringiensis (BT) genes in crops to protect them against pest damage.



               The shares of common stock were purchased by Pioneer from Mycogen on December 13, 1995 pursuant to a stock purchase agreement and are not registered and are thus "restricted securities". In Connection with the purchase of the shares of Common Stock Pioneer and Mycogen entered into a Registration Rights Agreement, dated December 13, 1995. The Registration Rights Agreement gives Pioneer the right at any time after the first anniversary of the purchase to demand two registrations. Pioneer may also participate in any registration by Mycogen for its own account or the account of others.

Item 5. Interest in Securities of the Issuer.
               (a) As of December, 1995, Pioneer through POC beneficially owns 3 million shares of Common Stock of Mycogen. Based upon the shares outstanding as shown in the Mycogen 10 K for the fiscal year ended August 31, 1995, Pioneer has 15.4% of the Common Stock. None of the other persons named in Item 2 of this
Schedule 13D beneficially owns any shares of Common Stock (or warrants or other rights to acquire such shares).
               (b) Pioneer has the sole power to vote and the sole power to dispose of the 3,000,000 shares of Common Stock beneficially owned by it.
               (c) Other than the purchase reported on herein, none of the persons named in Item 2 of this Schedule 13D, including Pioneer, has effected during the past 60 days any transaction in the Common Stock of Mycogen.
               (d)  Not applicable
               (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer.
               In connection with the purchase of the shares of Common Stock Pioneer and Mycogen entered into a Registration Rights Agreement, dated December 13, 1995. The Registration Rights Agreement gives Pioneer the right at any time after the first anniversary of the purchase to demand two registrations. Pioneer may also participate in any registration by Mycogen for its own account or the account of others.

Item 7. Material to be filed as Exhibits.
               The Registration Rights Agreement is filed as Exhibit A, hereto.

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
                       PIONEER HI-BRED INTERNATIONAL, INC.


                     By: /s/ Jerry L. Chicoine    Date:12/2/96
                     -------------------------    ------------
                             Jerry L. Chicoine
                             Senior Vice President




















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                                  Exhibit Index

                                                                 Page #
(a) Registration Rights agreement dated December 13, 1995        ______